UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

     INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NORTHWARD VENTURES, INC.
(Exact name of registrant as specified in its corporate charter)

000-50321
Commission File No.

NEVADA	98-0377543
(State of Incorporation)	(IRS Employer
Identification No.)

1066 West Hastings Street, Suite 2120
Vancouver, British Columbia, Canada V6E 3X1
(Address of principal executive offices)

604-562-6660
(Issuer's telephone number)

NORTHWARD VENTURES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about November 5, 2003 to the holders of shares of common stock, par value $0.001 per share (the "Common Stock") of Northward Ventures, Inc., a Nevada corporation (the "Company" or “Northward”) as of November 4, 2003. On October 28, 2003, the Company entered into the following agreements for the acquisition of each of Bulldog Technologies Inc., a British Columbia company (“Bulldog BC”) and Bulldog Technologies Inc., a Nevada corporation (“Bulldog Nevada”):

  Agreement and Plan of Merger dated October 28, 2003 between Northward, Bulldog Nevada, Bulldog Acquisition Corp. and John Cockburn (the “Merger Agreement”); and

  Share Purchase Agreement dated October 28, 2003 between Northward, Bulldog BC, John Cockburn and certain minority shareholders of Bulldog BC holding, with Mr. Cockburn, in excess of 84% of the outstanding shares of Bulldog BC (the “Share Purchase Agreement”).

The Merger Agreement and the Share Purchase Agreement anticipate that the Company will acquire Bulldog BC and Bulldog Nevada in consideration for the issue of an aggregate of approximately 9,791,500 shares of the Company’s common stock which will represent approximately 49.2% of the Company's outstanding shares upon closing. The terms and conditions of the Merger Agreement and the Share Purchase Agreement are summarized below under the heading “THE ACQUISITION AGREEMENTS”.

As a condition to the closing under the Merger Agreement and the Share Purchase Agreement, the Company's current board of directors will appoint John Cockburn as a member of the Company's board of directors on closing, and then tender their respective resignations as directors and officers of the Company to be effective ten days after the delivery of this Information Statement. Following the effective date of the resignation of the members of the current board of directors, James McMillan and Boo Jock Chong will be appointed as directors of the Company and the board of directors of the Company will be comprised of John Cockburn, James McMillan and Boo Jock Chong. Neither James McMillan nor Boo Jock Chong will take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE ACQUISITION AGREEMENTS

The Merger Agreement and the Share Purchase Agreement are summarized as follows:

Bulldog BC and Bulldog Nevada

Bulldog BC was incorporated under the laws of the Province of British Columbia in September 1998. Bulldog Nevada was incorporated on January 18, 2000 under the laws of the State of Nevada. Bulldog BC carries on the business of developing and commercializing the Bulldog Online Security System, as described below, and the development and commercialization of the products developed by Bulldog

Technologies. Bulldog Nevada was incorporated primarily to facilitate the financing of Bulldog BC. Bulldog Nevada’s primary asset consists of an inter-corporate loan to Bulldog BC that was outstanding in the amount of $1,122,197 as at August 31, 2003. Mr. John Cockburn is the principal shareholder of each of Bulldog BC and Bulldog Nevada

Bulldog Acquisition Corp.

Bulldog Acquisition Corp. (“Bulldog Acquisition”) was incorporated under the laws of the State of Nevada on October 24, 2003. Bulldog Acquisition is a wholly owned subsidiary of Northward. Bulldog Acquisition was incorporated for the purposes of completing the merger of Bulldog Nevada under the Merger Agreement.

The Merger Agreement

The Merger Agreement contemplates the merger of Bulldog Nevada and Bulldog Acquisition, with Bulldog Acquisition as the surviving corporation (the “Merger”). Bulldog Acquisition will be renamed “Bulldog Technologies Nevada Inc.” on completion of the Merger (“Bulldog Technologies Nevada”). On completion of the Merger, Northward will issue shares of Northward common stock to the non-dissenting shareholders of Bulldog Nevada on the basis of one share of Northward common stock for each share of Bulldog Nevada common stock held. There are presently 9,081,500 shares of Bulldog Nevada common stock issued and outstanding. Accordingly, Northward will issue 9,081,500 shares of Northward common stock to the shareholders of Bulldog Nevada, if no shareholders of Bulldog Nevada exercise dissent and appraisal rights. Shareholders of Nevada are entitled to exercise dissent rights under Nevada law.

The shares of Northward common stock to be issued to Bulldog Nevada’s stockholders on completion of the Merger will not be registered with the Securities and Exchange Commission (the “SEC”) or the securities commission of any U.S. state, and will be issued in reliance upon exemptions from registration under the U.S. Securities Act of 1933, as amended (the "1933 Act") and, with respect to those stockholders of Bulldog Nevada who are resident in the Province of British Columbia, in reliance upon an exemption from the registration and prospectus requirements of the Securities Act (British Columbia) (the "BC Act").

The Share Purchase Agreement

The Share Purchase Agreement contemplates the acquisition by Northward of all of the issued and outstanding shares of Bulldog BC from the shareholders of Bulldog BC, including John Cockburn. On completion of the Share Purchase Agreement, Northward will issue shares of Northward common stock to the shareholders of Bulldog BC on the basis of one share of Northward common stock for each outstanding common share of Bulldog BC. There are presently 710,000 common shares of Bulldog BC issued and outstanding. Accordingly, Northward will issue 710,000 shares of Northward common stock to the shareholders of Bulldog BC on completion of the Share Purchase Agreement.

Northward anticipates that the Share Purchase Agreement will be signed by the remaining shareholders of Bulldog BC who have not signed as of the date of this Current Report.

The shares of Northward common stock to be issued to shareholders of Bulldog BC on completion of the Share Purchase Agreement will not be registered with the SEC or the securities commission of any U.S. state, and will be issued in reliance upon an exemption from registration under the 1933 Act and an exemption from the registration and prospectus requirements of the BC Act.

Conditions Precedent to the Acquisitions

The closings of each of the Merger Agreement and the Share Purchase Agreement will be subject to Northward completing a private placement financing for net proceeds of not less than $520,000. The

Northward Private Placement will involve the private placement of 520,000 units (the “Units”) at a price of US$1.00 per Unit, each Unit being comprised of one share of Northward common stock (the “Private Placement Shares”) and one share purchase warrant (the “Warrants”). Each Warrant will entitle the holder to purchase one additional share of Northward common stock at a price of US$1.00 per share for a period of two years from the closing. Northward will undertake upon demand of the investors to register the resale of the Private Placement Shares and the shares of the Company’s common stock issuable upon exercise of the Warrants (the “Warrant Shares”) by filing an appropriate registration statement with the SEC (the “Registration Statement”) under the 1933 Act. The investors will be entitled to demand that Northward prepare and file the Registration Statement at any time after 120 days from the date of closing of the Northward Private Placement until the one year anniversary of closing. The investors will pay for the cost of preparing and filing the Registration Statement and maintaining the Registration Statement effective. The Registration Statement will be kept effective until such time as all Private Placement Shares and Warrant Shares may be sold pursuant to Rule 144 of the 1933 Act. Northward will undertake to file the Registration Statement with the SEC within thirty days of demand. In the event that the Registration Statement is not filed within 30 days of demand, then Northward will pay a penalty of 10% of the private placement proceeds to the investor for each month in which the Registration Statement is not filed, calculated pro rata on a daily basis. Northward will use its best efforts to ensure the effectiveness of the Registration Statement within 120 days of filing with the SEC.

Northward must complete the Northward Private Placement on or before the closing of the Merger Agreement and the Share Purchase Agreement. The Northward Private Placement may complete prior to or contemporaneously with closing and it may be a condition of the Northward Private Placement that the closing of the acquisitions will occur contemporaneously with the closing of the Northward Private Placement. Northward has not entered into any agreements for the completion of the Northward Private Placement to date and there is no assurance that Northward will be able to complete the Northward Private Placement.

In addition to the requirement that the Northward Private Placement be completed, each of the Merger Agreement and the Share Purchase Agreement are subject to satisfaction of conditions precedent to closing as set forth in each agreement. The conditions precedent to the obligations of Bulldog Nevada to complete the Merger and the obligations of the shareholders of Bulldog BC to complete the sale of their shares to Northward include, but are not limited, the following:

  The holders of no more than two (2%) percent of the issued and outstanding shares of Bulldog Nevada will have exercised appraisal rights under Nevada law as dissenting shareholders;

  Bulldog BC and Bulldog Nevada will have received the resignations of the board of directors of Northward, including Michael Waggett and Suzette Lewis.

  Bulldog BC and Bulldog Nevada will have received a signed resolution of the board of directors of Northward appointing John Cockburn, James McMillan and Boo Jock Chong to the board of Northward.

  Michael Waggett and Suzette Lewis will have surrendered for cancellation, without consideration, all 2,000,000 (pre-split) shares of common stock in the capital of Northward owned by them.

The closings of the transactions under each of the Merger Agreement and the Share Purchase Agreement are each conditional upon the closing of transactions under the other agreement. Accordingly, if the transactions under either agreement do not close for any reason, then the transactions under the other agreement will not close.

Stock Split

The board of directors of Northward have approved a 4.34 for one split of Northward’s common stock to be effected by a dividend of 3.34 shares of Northward common stock to the shareholders of Northward of record on October 29, 2003 for each currently issued and outstanding share of Northward held. The shares to be issued by Northward on closing of the Merger Agreement and the Share Purchase Agreement will be post-split shares.

Closing of the Merger Agreement and the Share Purchase Agreement

The closing date for the closing of the Merger Agreement and the Share Purchase Agreement is November 7, 2003, subject to the satisfaction of the conditions precedent to closing by that date. In the event that the closing does not occur by November 28, 2003, then the Merger Agreement and the Share Purchase Agreement will terminate unless extended by written agreement.

Upon closing of each of the Merger Agreement and the Share Purchase Agreement and completion of the Northward Private Placement and the Stock Split, Northward will have been reorganized as follows:

  Northward’s issued and outstanding shares will consist of 19,902,900 shares of Northward common stock;

  Northward will own Bulldog BC as a wholly owned subsidiary;

  Northward will own Bulldog Technologies Nevada as a wholly owned subsidiary through the merger of Bulldog Nevada and Bulldog Acquisition;

  The former shareholders of Bulldog BC will own 710,000 shares of Northward common stock, representing 3.6% of the issued and outstanding shares of Northward;

  The former shareholders of Bulldog Nevada will own 9,081,500 shares of Northward common stock, representing 45.6% of the issued and outstanding shares of Northward;

  The board of directors of Northward will be comprised of John Cockburn, James McMillan and Boo Jock Chong.

Upon completion of this reorganization, Northward has agreed to change its corporate name to “Bulldog Technologies Inc.”, which name change will be effected either by (i) obtaining shareholder approval for such name change, or (ii) merging Bulldog Technologies Nevada into Northward.

Due to conditions precedent to closing, as outlined above, and the risk that these conditions precedent will not be satisfied, there is no assurance that Northward will complete the acquisitions of Bulldog BC and Bulldog Nevada as planned.

Description of the Business of Bulldog Technologies

Bulldog BC has developed a compact, portable electronic security device that attaches to the locking-rod of trailers and containers while in transit or storage. The business has developed a Bulldog Online Security System (the "Road BOSS") for use on trucks that communicates with a pager which is carried by the driver. The driver is alerted at attempts to access the cargo. The Road BOSS interfaces with satellite truck tracking systems. The business has also developed a Bulldog Online Security System (the "Yard BOSS") for security of storage yard containers that alerts dispatch personnel of theft. The Road BOSS and Yard BOSS are designed to prevent cargo theft from containers, tractor-trailers and cargo vans.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1. Voting Securities of the Company

On November 4, 2003, there were 4,210,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of November 4, 2003 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
CURRENT OFFICERS AND DIRECTORS
Common Stock	Michael Waggett	1,000,000 shares	23.75
Common Stock	Suzette Lewis	1,000,000 shares	23.75
Common Stock	All Officers and Directors as a Group (2 persons)	2,000,000 shares	47.5
PROPOSED OFFICERS AND DIRECTORS
Common Stock	John Cockburn(2) 6440 Nanika Crescent Richmond, BC, Canada	NIL Shares	0.0
Common Stock	James McMillan 120 Kerryhill Crescent RR 1 Dunrobin, Ontario Canada K0A 1T0	NIL Shares	0.0
Common Stock	Boo Jock Chong 5521 Parker Street Burnaby, British Columbia, Canada V5B 1Z9	NIL Shares	0.0

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on November 4, 2003. As of November 4, 2003, there were 4,210,000 shares of our common stock issued and outstanding.

(2)	John Cockburn will acquire beneficial ownership of an aggregate of 4,365,000 shares of the Company’s common stock.

3. Changes in Control

There will be a change in control of the Company upon completion of the transactions contemplated by the Merger Agreement and the Share Purchase Agreement. The board of directors of Northward will be comprised of John Cockburn, James McMillan and Boo Jock Chong. The current board of directors of the Company, namely Michael Waggett and Suzette Lewis, will have resigned as directors and officers of the Company. The former shareholders of Bulldog BC will own 710,000 shares of Northward common stock, representing 3.6% of the issued and outstanding shares of Northward. The former shareholders of Bulldog Nevada will own 9,081,500 shares of Northward common stock, representing 45.6% of the issued and outstanding shares of Northward. In aggregate, the former shareholders of Bulldog BC and Bulldog Nevada will own in aggregate 49.2% of the issued and outstanding shares of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

John Cockburn, James McMillan and Boo Jock Chong will appointed as directors of the Company on closing of the Merger Agreement and the Share Purchase Agreement. Michael Waggett and Suzette Lewis will resign as directors on closing.

The following tables set forth information regarding the Company’s current executive officers and directors:

Name	Age	Position with the Company	Served as a Director or Officer Since

Michael Waggett	48	President, chief executive	June 18, 2002
		officer and director

Suzette Lewis	52	Secretary, treasurer	June 18, 2002
		chief financial officer
		and director

MICHAEL WAGGETT: Mr. Waggett has acted as our president and as a director since our inception. He has been employed in the resource industry for the over ten years. From 1996 to 1997, Mr. Waggett acted as a director of United Compass Resources Ltd., where Mr.Waggett assisted in bringing financing to the company as well as various mineral prospects to the company. Also in 1996 Mr. Waggett worked as a consultant with Circle Energy Inc., a company involved in the exploration of mining and petroleum exploration Mr. Waggett duties with Circle Energy included, Public Relations and assisting in securing financing for the company's exploration program. From 1997 to 1998, he acted as a director of Curion Venture Corp., a British Columbia and Alberta reporting company involved in oil and gas exploration. Since 1999, he has provided corporate finance and shareholder relations consulting services to various Canadian reporting companies including Mount Dakota Energy Corp., Sovereign Chief Ventures Ltd., Kego Capital, a consulting firm that Mr. Waggett was employed as a director but later left the company due to lack of business. Copper Creek Ventures Ltd. where Mr. Waggett was formerly a director of, and assisted in financing the aquisiton of an oil and gas project; In January 2001 Mr. Waggett became a Director of West Hill Ventures Inc. a company involved in mineral exploration, where Mr. Waggett left the company in August 2002 due to time constraints with other business obligations. , Consolidated Pacific Bay Minerals Inc., where Mr. Waggett was employed as a consultant to assist in securing financing for the company's exploration program and Minera Capital Corporation, a company involved in mineral exploration, where Mr. Waggett became a director in September 2002 and is presently still a director. Currently, Mr.Waggett is only required to spend 25% of his time managing and tending to our affairs.

SUZETTE LEWIS: Ms. Lewis has served as our secretary, treasurer and as a director since our inception. Since 1983, Ms. Lewis has owned and operated an interior design business. Prior to 1983, she was an institutional broker and fund manager with Canvest House in Toronto, Ontario, Canada. Ms. Lewis is required to spend time on the affairs of the company on an as-needed basis.

The following table sets forth information regarding the Company’s proposed executive officers and directors of the Company to be appointed upon closing of the Merger Agreement and the Share Purchase Agreement:

Name, Place of Residence and Proposed Position with Northward	Present and Principal Occupation, Business or Employment during the Last Five Years	Age	Number of Shares of the Northward Anticipated to be Beneficially Owned on Closing
John Cockburn 6440 Nanika Crescent Richmond, British Columbia, Canada V7C 2W5 President, CEO and Director	President and CEO of the Company from September, 1998 to present; President and CEO of Bulldog BC from September, 1998 to present; President of London Alarms Ltd., a private security system company based in Vancouver, British Columbia from October, 1982 to September, 1990; General Manager of Northern Pacific Security Systems Ltd., Nor Pac Electric and Nor Pac Lighting, all related private companies based in Vancouver, British Columbia, from May, 1976 to September, 1982.	62	4,365,000
James McMillan 120 Kerryhill Crescent RR 1 Dunrobin, Ontario Canada K0A 1T0 Director	Director of Sales and Marketing, Land Mobile Group, SATCOM Division of EMS Technologies Inc. from December 2000 to present; Vice-President, Sales and Marketing, North America, at Rema Tip Top North America Inc. from 1999 to December 2000.	36	Nil

Boo Jock Chong 5521 Parker Street Burnaby, British Columbia, Canada V5B 1Z9 Director	Founder, CEO and a director of Continental Home Health Care Ltd. from 1990 to 1997; Director of Vibrotech Industries Inc. from 1999 to 2003; Director of Palcars Fuel Cells Ltd. from 2002 to present; President of the Canadian-Malaysian Business Council	60	Nil

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(A)	any director or officer of the Company
(B)	any proposed director of officer of the Company;
(C)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s common stock; or
(D)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

Michael Waggett and Suzette Lewis

Michael Waggett and Suzette Lewis have agreed to surrender to the Company for cancellation all shares held by Mr. Waggett and Ms. Lewis, representing an aggregate of 2,000,000 (pre-split) shares, concurrent with the closing of the transactions under the Merger Agreement and the Share Purchase Agreement. Mr. Waggett and Ms. Lewis will not receive any consideration from the Company for the surrender of their shares for cancellation.

John Cockburn

Mr. John Cockburn is the principal shareholder of Bulldog BC and Bulldog Nevada. Mr. Cockburn will be appointed as a director and chief executive officer of the Company upon closing of the Merger Agreement and the Share Purchase Agreement. Mr. Cockburn is the owner of 465,000 shares of Bulldog BC. Mr. Cockburn will be issued 465,000 shares of the Company’s common stock upon closing of the Share Purchase Agreement. Mr. Cockburn is the beneficial owner of 3,900,000 shares of Bulldog Nevada, as summarized below:

Name And Address of Shareholder	Number of Shares of Common Stock of Bulldog Nevada Beneficially Owned	Approximate Percentage of Total Issued and Outstanding Shares of Common Stock of Bulldog Nevada(1)
Rosedene Investments Limited(2) 244 Main Street, Gibraltar	3,000,000	33%
John Cockburn 6440 Nanika Crescent Richmond, BC V7C 2W5	700,000	7.7%
John Cockburn Family Trust(3) c/o 5080 - 8171 Ackroyd Road Richmond, BC V6X 3K1	200,000	2.2%

(1)	Based on 9,081,500 issued and outstanding shares of common stock as at the date hereof.
(2)	The issued and outstanding voting shares of Rosedene Investments Limited are beneficially owned by John Cockburn.
(3)	The issued and outstanding shares of John Cockburn Family Trust are beneficially owned by John Cockburn.

Mr. Cockburn will acquire beneficial ownership of 3,900,000 shares of the Company’s common stock upon completion of the Merger Agreement. In aggregate, Mr. Cockburn will beneficially own 4,365,000 shares of the Company’s common stock upon completion of the Merger Agreement and the Share Purchase Agreement.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on its review of the copies of such forms received by it, the Company believes that during the fiscal year ended August 31, 2003 the following persons did not file Form 3 – Initial Statements of Beneficial Ownership of Securities with the SEC upon the Company becoming a reporting company under the Securities Exchange Act of 1934, as summarized as follows:

	Number	Transactions	Known Failures
	Of Late	Not Timely	To File a Required
Name and Principal Position	Reports	Reported	Form

Michael Waggett, Director	NIL	NIL	ONE
President

Suzette Lewis, Director	NIL	NIL	ONE
Secretary and Treasurer

EXECUTIVE COMPENSATION

The table below summarizes all compensation awarded to, earned by, or paid to the Company’s executive officers by the Company for all services rendered in all capacities to the Company for each of the Company’s fiscal years since incorporation.

SUMMARY COMPENSATION TABLE
			ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name	Title	Year	Salary	Bonus	Other Annual Compensation	AWARDS		PAYOUTS
						Restricted Stock Awarded	Options/ SARs * (#)	LTIP payouts ($)	All Other Compen- sation
Michael Waggett	Director and President	2003 2002	$0 $0	0 0	0 0	0 0	0 0	0 0	0 0
Suzette Lewis	Director, Secretary and Treasurer	2003 2002	$0 $0	0 0	0 0	0 0	0 0	0 0	0 0

Dated: November 5, 2003	By Order of the Board of Directors
NORTHWARD VENTURES, INC.

/s/ Michael Waggett
Michael Waggett
President